Buenos Aires, March 19th, 2018

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONALDE VALORES

Ref: Relevant Event - Settlement Agreement between the Republic of Ecuador and a Subsidiary of Pampa Energía

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”), regarding the conflict that EcuadorTLC (a subsidiary company established in the Republic of Ecuador and which Pampa holds a 100% ownership directly and indirectly) held with other members of the Bloque 18 Consortium (the ‘Plaintiff Parties’) against the Republic of Ecuador, and which award resolution went through the International Arbitration under the UNCITRAL’s rules (Case CPA No. 2014-32: 1. EcuadorTLC S.A. et al. c. 1. The Republic of Ecuador 2. EP Petroecuador) (the ‘Arbitration’). The participation of EcuadorTLC in the Bloque 18 Consortium is 30% and the Final Award duly issued by the Arbitration Court and corresponding to EcuadorTLC stake, amounts to US$176 million (the ‘Final Award’).

With respect to the Arbitration, on March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement (the ‘Agreement’) by which the Plaintiff Parties will not pursue the collection of the Final Award, in exchange for a compensation for general damages, that in the case of  EcuadorTLC consists of (i) release from fiscal and labor claims currently in trial stage, amounting for more than US$100 million, and (ii) an additional compensation of US$68 million before the end of first half 2018 (including the recovery of granted guarantees). Furthermore, we estimate that the Agreement will generate an approximate net reporting profit of US$40 million.

Moreover, the Republic of Ecuador has declared and acknowledged within the Agreement that (i) said agreement is completely valid and binding to the Republic of Ecuador, (ii) any payment default by the Republic of Ecuador under the Agreement will allow the Plaintiff Parties to fully execute the Final Award, and (iii) there is no pending obligation remaining by the Plaintiff Parties in relation to the Bloque 18 Consortium’s operation and exploitation.

Best regards,

_____________________________

María Agustina Montes

Head of Market Relations